UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File No.: 001-04171

A.	FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

Kellogg Company Pringles Savings and Investment Plan

B.	NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

Kellogg Company

One Kellogg Square

Battle Creek, Michigan 49016-3599

Kellogg Company

Pringles Savings and Investment Plan

Financial Statements and

Supplemental Schedules

December 31, 2014 and 2013

Kellogg Company

Pringles Savings and Investment Plan

Note:	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Administrator of

Kellogg Company Pringles Savings and Investment Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Kellogg Company Pringles Savings and Investment Plan (the “Plan”) at December 31, 2014 and 2013, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The supplemental Schedule G, Part III – Schedule of Nonexempt Transactions for the year ended December 31, 2014 and supplemental Schedule of Assets (Held at End of Year) as of December 31, 2014 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental Schedule G, Part III – Schedule of Nonexempt Transactions and the Schedule of Assets (Held at End of Year) are fairly stated, in all material respects, in relation to the financial statements as a whole.

Detroit, MI

June 29, 2015

Kellogg Company

Pringles Savings and Investment Plan

Statements of Net Assets Available for Benefits

December 31, 2014 and 2013

	2014	2013
Assets
Plan’s interest in Master Trust at fair value	$20,774,085	$10,218,035
Employer contribution receivable	8,407,254	8,610,135
Receivable from plan sponsor	6,167	—
Notes receivable from participants	674,273	172,614

Total assets	29,861,779	19,000,784

Liabilities
Accrued administrative service fees	55,964	51,201
Accrued financial advisory fees	5,181	110
Accrued trustee fees	623	13

Total liabilities	61,768	51,324

Net assets available for benefits at fair value	29,800,011	18,949,460

Adjustment from fair value to contract value for interest in Master Trust related to fully benefit-responsive investment contracts	(8,240)	(2,440)

Net assets available for benefits	$29,791,771	$18,947,020

Kellogg Company

Pringles Savings and Investment Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2014 and 2013

	2014	2013
Additions:
Contributions:
Employer	$8,421,715	$8,610,135
Participant	2,454,105	2,491,053
Rollovers from other qualified plans	72,022	92,309

Total contributions	10,947,842	11,193,497

Earnings on investments:
Plan’s interest in income of Master Trust	1,369,075	1,297,760
Redemption fees	(25)	(7)

Total earnings on investments, net	1,369,050	1,297,753

Interest income on notes receivable from participants	19,871	—

Total additions	12,336,763	12,491,250

Deductions:
Participant withdrawals	(1,368,297)	(562,413)
Administrative fees	(109,678)	(106,168)
Financial advisory fees	(11,932)	(125)
Trustee fees	(2,105)	(5,416)

Total deductions	(1,492,012)	(674,122)

Net increase	10,844,751	11,817,128
Net assets available for benefits
Beginning of period	18,947,020	7,129,892

End of period	$29,791,771	$18,947,020

Kellogg Company

Pringles Savings and Investment Plan

Notes to Financial Statements

Years Ended December 31, 2014 and 2013

1.	Summary of Significant Accounting Policies

Basis of Accounting

The Kellogg Company Pringles Savings and Investment Plan (the “Plan”) operates as a qualified defined contribution plan and was established on June 1, 2012 under Section 401(k) of the Internal Revenue Code. The Plan’s financial statements have been prepared in conformity with accounting principles generally accepted in the United States (“GAAP”). The accounts of the Plan are maintained on the accrual basis. Expenses of administration are paid by the Plan.

Recent Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board (FASB) issued a new Accounting Standards Update (ASU) for a fair value measurement. The guidance removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. The reporting entity should continue to disclose information on investments for which fair value is measured at net asset value (or its equivalent) as a practical expedient to help users understand the nature and risks of the investments and whether the investments, if sold, are probable of being sold at amounts different from net asset value. The ASU is effective for fiscal years beginning after December 15, 2015. Early adoption is permitted. The Plan does not expect the adoption of this guidance to have a significant impact on the Plan’s financial statements. Entities should apply the new guidance on a retrospective basis. The Plan will adopt the updated standard at the beginning of the year ended December 31, 2016.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between the market participants at the measurement date. See Note 6 for discussion.

The Plan’s interest in income (loss) of the Kellogg Company Master Trust (the “Master Trust”), which consists primarily of the realized gains or losses on the fair value of the Master Trust investments and the unrealized appreciation (depreciation) on those investments, is included in the statements of changes in net assets available for benefits.

Guaranteed Investment Contracts

The Master Trust also invests in synthetic guaranteed investment contracts and a separate account insurance contract, for which GSAM Stable Value, LLC has oversight. The Master Trust enters into a contract with an issuer to receive a rate of return based on underlying investments. For the synthetic contracts, the Master Trust acquires, retains title to and holds the underlying investments in a separately identified custody account. The underlying investments typically include portfolios of fixed income securities or units of fixed income collective trusts. The rate of return is based on a formula described within the terms of the contract (the “crediting rate”). The incremental value (if any) of the contract itself is based on i) issuer ratings as determined by credit ratings, which are published by rating agencies and ii) the present value of the change in each contract’s replacement cost. At the calendar year end 2014 and 2013, the present value of the differential between contract replacement cost and current contract cost was $13,597 and $14,660, respectively, for all guaranteed investment contracts.

Kellogg Company

Pringles Savings and Investment Plan

Notes to Financial Statements

Years Ended December 31, 2014 and 2013

Investment contracts held by a defined-contribution plan are required to be reported at fair value. The statements of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statements of changes in net assets available for benefits are prepared on a contract value basis.

Contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the fully benefit responsive guaranteed investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Contract value, as reported to the Plan by GSAM Stable Value, LLC, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuers or otherwise. The crediting interest rate is based on a formula agreed upon with the issuers, but it may not be less than zero percent. Such interest rates are reviewed on a quarterly basis for resetting.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan), (2) bankruptcy of the Plan sponsor or other plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (3) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

Except for the above, the guaranteed investment contracts do not permit the contract issuers to terminate the agreement prior to the scheduled maturity date at an amount different from contract value.

	2014	2013
Average Yields
Based on actual earnings	2.24%	-0.24%
Based on interest rate credited to participants	1.62%	1.76%

Allocation of Net Investment Income to Participants

Net investment income is allocated to participant accounts daily, in proportion to their respective ownership on that day.

Participant Withdrawals

Benefit payments to participants are recorded when paid.

Notes Receivable From Participants

Notes receivable from participants are recorded at net realizable value.

Kellogg Company

Pringles Savings and Investment Plan

Notes to Financial Statements

Years Ended December 31, 2014 and 2013

Risks and Uncertainties

The Plan provides for various investment options in several investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risk in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with GAAP requires the Plan’s management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Master Trust

Assets of the Plan are co-invested with the assets of other defined contribution plans sponsored by the Kellogg Company (the “Company”) in a commingled investment fund known as the Master Trust for which BNY Mellon Corporation served as the trustee until December 31, 2013. Effective January 1, 2014, the trustee transferred to The Northern Trust Company.

Valuation of Net Investment in Master Trust

The Plan’s allocated share of the Master Trust’s net assets and investment activities is based upon the total of each individual participant’s share of the Master Trust. The Plan’s net interest in the Master Trust is equal to the net investment in the Master Trust at fair value plus the adjustments from fair value to contract value related to fully benefit-responsive investment contracts on the statements of net assets available for benefits.

Investment Transactions and Investment Income From the Master Trust

An investment transaction is accounted for on the date the purchase or sale is executed. Dividend income is recorded on the ex-dividend date; interest income is recorded as earned on an accrual basis.

In accordance with the policy of stating investments at fair value, the net appreciation (depreciation) in the fair value of investments reflects both realized gains or losses and the change in the unrealized appreciation (depreciation) of investments held at year-end. Realized gains or losses from security transactions are reported on the average cost method.

2.	Provisions of the Plan

The Plan was established effective as of June 1, 2012. The following description of the Plan is provided for general information purposes only. Participants should refer to the Plan document for a more comprehensive description of the Plan’s provisions.

Plan Administration

The Plan is administered by the ERISA Finance Committee and the ERISA Administrative Committee appointed by Kellogg Company.

Kellogg Company

Pringles Savings and Investment Plan

Notes to Financial Statements

Years Ended December 31, 2014 and 2013

The ERISA Finance Committee has appointed Aon Hewitt Financial Advisors powered by Financial Engines to provide financial advisory services to the Plan and participants not under a collectively bargained agreement.

Redemption Fees

The Plan charges a 2% redemption fee for transfers and/or reallocations of units that have been in a fund for less than five business days. Fees collected are used to help offset trustee expenses.

Plan Participation and Contributions

Generally, all employees who were hired on or after June 1, 2012 as a result of the acquisition of Pringles Manufacturing Company or who are technicians at the Pringles Manufacturing Company’s Jackson, Tennessee plant, are eligible to participate in the Plan on the date of hire.

Subject to limitations prescribed by the Internal Revenue Service, participants may elect to contribute from 1% to 50% of their annual pre-tax wages. Participants were eligible to defer up to $17,500 in 2014 and 2013. Participants who have attained age 50 before the end of the year are eligible to make catch-up contributions of up to $5,500 in 2014 and 2013.

Although not required, for each Plan year the Company may make a Discretionary Contribution to the Plan. To be eligible to share in the allocation of the Discretionary Contribution, the participant must generally be employed by the Company as of the last day of the Plan year. Each participant’s allocation of the Discretionary Contribution is calculated as a percentage of pay primarily based upon hire date and years of service. Employees may contribute to the Plan from their date of hire; however, applicable discretionary contributions are not made by the Company until the participant has completed one year of service.

Plan participants may elect to invest the contributions to their accounts as well as their account balances in various equity, guaranteed investment contracts, bond, and fixed income funds or Kellogg Company stock or a combination thereof in multiples of one percent. Each participant’s account is credited with the participant’s contribution and (a) the Company’s Discretionary Contribution and (b) Plan earnings, and charged with an allocation of administrative and trust expenses. Allocations are based on participant earnings or account balances, as defined.

Vesting

Participant account balances are fully vested with regards to participant contributions. Participants who were hired on or after June 1, 2012 as a result of the acquisition of Pringles Manufacturing Company are fully vested in any Discretionary Employer Contributions made for them. Other participants hired after June 1, 2012 are fully vested in any Discretionary Employer Contributions made for them after completing three years of vesting service. Forfeitures will be used first to restore any prior forfeiture and then used to reduce the amount of future Discretionary Contributions. For years ended December 31, 2014 and 2013 the forfeited amounts are held at the Master Trust level. Please refer to the Plan document for additional information.

Kellogg Company

Pringles Savings and Investment Plan

Notes to Financial Statements

Years Ended December 31, 2014 and 2013

Notes Receivable From Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Participants may have only one loan outstanding at any time. Loan transactions are treated as transfers between the Loan Fund and the other funds. Loan terms range from 12 to 60 months, except for principal residence loans, which must be repaid within 15 years. Interest is paid at a constant rate equal to one percent over the prime rate in the month the loan begins. Interest rates on loans outstanding as of December 31, 2014 and 2013, was 4.25%. Principal and interest are paid ratably through payroll deductions. Loans that are uncollectible are defaulted resulting in the outstanding principal being considered a deemed distribution.

Participant Distributions

Participants may request an in-service withdrawal of all or a portion of certain types of contributions under standard in-service withdrawal rules. The withdrawal of any participant contributions which were not previously subject to income tax is restricted by Internal Revenue Service regulations.

Participants who terminate employment before retirement, by reasons other than death or disability, may remain in the Plan or receive payment of their account balances in a lump sum. If the account balance is $1,000 or less, the terminated participant will receive the account balance in a lump sum.

A participant can receive a distribution from the Plan due to retirement as of the date he attains age 55 after having completed at least 5 years of service. Upon retirement, disability, or death, a participant’s account balance may be received in a lump sum or installment payments. For any investment in Kellogg Company Stock, the participant can elect to receive that portion of their distribution in shares.

Termination

While the Company has expressed no intentions to do so, the Plan may be terminated at any time. In the event of Plan termination, participants will become fully vested in their accounts. After payment of all expenses, at the discretion of the employer, each participant and each beneficiary of a deceased participant will either (a) receive his entire accrued benefit as soon as reasonably possible, provided that the employer does not maintain or establish another defined contribution plan as of the date of termination, or (b) have an annuity purchased through an insurance carrier on his behalf funded by the amount of his entire accrued benefit.

3.	Income Tax Status

This Plan was established effective as of June 1, 2012. The Plan administrator will file no later than January 31, 2016 for a favorable letter of determination from the Internal Revenue Service regarding the Plan’s qualification under applicable income tax regulations. The Plan administrator believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

Kellogg Company

Pringles Savings and Investment Plan

Notes to Financial Statements

Years Ended December 31, 2014 and 2013

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014 and 2013, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan may be subject to income tax examinations all periods subsequent to June 1, 2012.

4.	Related Party Transactions

Certain investments held in the Master Trust are shares of Kellogg Company common stock and short term investment funds managed by BNY Mellon Corporation until December 31, 2013, and The Northern Trust Company, effective January 1, 2014. Kellogg Company is the Plan sponsor and BNY Mellon Corporation until December 31, 2013, and The Northern Trust Company effective January 1, 2014, are the trustees as defined by the Plan and, therefore, these transactions, as well as participant loans, qualify as exempt party-in-interest transactions.

BNY Mellon Corporation charged a flat annual fee which was paid to the trustee as compensation for services performed under the Master Trust agreement until December 31, 2013. Effective January 1, 2014, The Northern Trust Company charges an asset based fee and a flat account based fee which are paid to the trustee as compensation for services performed under the Master Trust agreement. The trustee’s fee is payable monthly and accrued for daily.

5.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements as of December 31, 2014 and 2013 to Form 5500.

	2014	2013
Net assets available for benefits per the financial statements	$29,791,771	$18,947,020
Adjustment from contract value to fair value for interest in Master Trust related to fully benefit-responsive investment contracts (Note 1)	8,240	2,440

Net assets available for benefits per the Form 5500	$29,800,011	$18,949,460

The following is a reconciliation of the Plan’s interest in income of Master Trust per the financial statements for the years ended December 31, 2014 and 2013 to Form 5500.

	2014	2013
Plan’s interest in income of Master Trust per the financial statements	$1,369,075	$1,297,760
Less:
Trustee, administrative and financial advisory fees	(123,740)	(111,716)
Change in adjustment from contract value to fair value for interest in Master Trust related to fully benefit-responsive investment contracts (Note 1)	5,800	121

Net investment gain from Master Trust investment accounts per the Form 5500	$1,251,135	$1,186,165

Kellogg Company

Pringles Savings and Investment Plan

Notes to Financial Statements

Years Ended December 31, 2014 and 2013

6.	Fair Value Measurements

The Plan’s assets are categorized using a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2

Inputs to the valuation methodology include:

•      Quoted prices for similar assets or liabilities in active markets;

•      Quoted prices for identical or similar assets or liabilities in inactive markets;

•      Inputs other than quoted prices that are observable for the asset or liability; and

•      Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2014 and 2013.

•

Money market funds: Valued at the net asset value (“NAV”) of shares held by the Master Trust at year end using the fair value of underlying investments. The underlying investments of the domestic equity collective trust correspond with those of the S&P 500. Redemptions are allowed on every business day.

•	Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

•	Mutual funds: Valued at the net asset value (“NAV”) of shares held by the Master Trust at year end.

•

Guaranteed investment contracts: The fair value of each GIC contract is calculated based on the fair value of the investments underlying the contract. The fair value of the underlying investments is valued based on a quoted exchange, matrices, or models from pricing vendors. These underlying assets consist of U.S. treasuries, Level 1, cash and cash equivalents which are primarily repurchase agreements that are highly liquid and trade against U.S. securities, Level 1;

Kellogg Company

Pringles Savings and Investment Plan

Notes to Financial Statements

Years Ended December 31, 2014 and 2013

corporate debt, government agency debt, collective trusts and investment funds and mortgage-backed securities, Level 2. Government agency debt and corporate bonds are valued using pricing models maximizing the use of observable inputs for similar securities. This includes basing value on yields currently available on comparable securities of issues with similar credit ratings. Mortgage-backed securities are valued based on valuation models. Collective trust and investment funds consist of term funds and bond funds. They are valued at the NAV based on information reported by the investment advisor using the audited financial statements of the funds at year end. The underlying investments consist primarily of debt investment securities. The fair value of each synthetic GIC wrapper is calculated by discounting the difference between the fair value of the underlying assets and the fair value of the current annual fee multiplied by the notional dollar amount of the contract.

•

Commingled funds and Collective trusts: Valued at the NAV based on information reported by the investment advisor using the audited financial statements of the funds at year end. The underlying investments correspond with that of the S&P 500 index for the State Street Global Advisors S&P 500 Index. The fair value of the State Street Global Advisors S&P 500 Index as of December 31, 2014 and 2013 was $345,631,945 and $305,907,851, respectively. Collective trusts are valued based upon the NAV of units held by the Master Trust at year end using the fair value of underlying investments. The underlying investments correspond with that of the Russell 1000 Growth index for the T. Rowe Price Growth Stock Fund. Daily redemption is applicable and there are no redemption restrictions. The fair value of the T. Rowe Price Growth Stock Fund as of December 31, 2014 and 2013 was $113,233,854 and $104,629,724, respectively.

The Plan is subject to master netting agreements, or netting arrangements, with certain counterparties. These agreements govern the terms of certain transactions and reduce the counterparty risk associated with relevant transactions by specifying offsetting mechanisms and collateral posting arrangements at pre-arranged exposure levels. Since different types of transactions have different mechanics and are sometimes traded out of different legal entities of a particular counterparty organization, each type of transaction may be covered by a different master netting arrangement, possibly resulting in the need for multiple agreements with a single counterparty. Master netting agreements are specific to each different asset type; therefore, they allow the company to close out and net its total exposure to a specified counterparty in the event of a default with respect to any and all the transactions governed under a single agreement with the counterparty.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The Master Trust’s practice regarding the timing of transfers between levels is to measure transfers in at the beginning of the month and transfers out at the end of the month. For the years ended December 31, 2014, one investment within level 3 transferred to level 2 and for the year ended December 31, 2013, the Master Trust had no transfers between Levels 1, 2 or 3.

Kellogg Company

Pringles Savings and Investment Plan

Notes to Financial Statements

Years Ended December 31, 2014 and 2013

The following tables set forth by level, within the fair value hierarchy, the Kellogg Company Master Trust assets at fair value as of December 31, 2014 and 2013.

	Assets at Fair Value as of December 31, 2014
	Level 1	Level 2	Level 3	Total
Money market funds	$—	$14,873,171	$—	$14,873,171
Mutual funds:
Domestic equity	—	379,826,705	—	379,826,705
International equity	—	199,114,798	—	199,114,798
Domestic debt	—	199,971,708	—	199,971,708
Commingled funds/Collective trusts	—	458,865,799	—	458,865,799
Common stock - Kellogg Company	135,269,388	—	—	135,269,388
Guaranteed investment contracts:
Cash and cash equivalents	31,456,550	720,604	—	32,177,154
Collective trusts and investment fund	—	427,060,110	—	427,060,110
Domestic corporate debt	—	42,284,848	—	42,284,848
International corporate debt	—	9,580,899	—	9,580,899
Domestic government securities	38,171,692	31,858,653	—	70,030,345
International government securities	—	611,982	—	611,982
Mortgage backed securities	—	11,899,690	—	11,899,690
Other	—	1,177,059	—	1,177,059

	$204,897,630	$1,777,846,026	$—	$1,982,743,656

	Assets at Fair Value as of December 31, 2013
	Level 1	Level 2	Level 3	Total
Money market funds	$—	$10,081,849	$—	$10,081,849
Mutual funds:
Domestic equity	—	373,416,554	—	373,416,554
International equity	—	193,047,360	—	193,047,360
Domestic debt	—	175,491,063	—	175,491,063
Commingled funds/Collective trusts	—	410,537,575	—	410,537,575
Common stock - Kellogg Company	130,845,956	—	—	130,845,956
Guaranteed investment contracts:
Cash and cash equivalents	5,151,335	6,889,966	—	12,041,301
Collective trusts and investment fund	—	459,107,880	—	459,107,880
Domestic corporate debt	—	47,516,516	—	47,516,516
International corporate debt	—	14,195,134	—	14,195,134
Domestic government securities	75,217,267	6,437,541	—	81,654,808
International government securities	—	618,165	—	618,165
Mortgage backed securities	—	21,965,037	—	21,965,037
Other	—	1,826,301	423,910	2,250,211

	$211,214,558	$1,721,130,941	$423,910	$1,932,769,409

Kellogg Company

Pringles Savings and Investment Plan

Notes to Financial Statements

Years Ended December 31, 2014 and 2013

Net asset value and fair value were equal for investments included in the previous tables. Additionally, there were no unfunded commitments to purchase investments at December 31, 2014 and 2013. The Plan’s ability to redeem guaranteed investment contracts at fair value is restricted in certain circumstances as described in Note 1. There are no such restrictions on redemption of other Plan investments. Commingled funds, collective trusts, and other investment funds allow redemptions by the Plan at the end of every business day.

Level 3 Gains and Losses

The following tables set forth a summary of changes in the fair value of the Master Trust and Plan’s Level 3 assets for the years ended December 31, 2014 and 2013.

Level 3 Assets Year Ended December 31, 2014
Guaranteed Investment Contracts & Other
Balance, beginning of year	$423,910
Transfers in/out	(423,910)

Balance, end of year	$0

Level 3 Assets Year Ended December 31, 2013
Guaranteed Investment Contracts & Other
Balance, beginning of year	$12,615,703
Sales	(12,278,288)
Realized gain	69,600
Unrealized gain	16,895

Balance, end of year	$423,910

Unrealized gains (losses) from the guaranteed investment contracts are not included in the Schedule of Changes in Net Assets of Master Trusts Investment Accounts as the contract is recorded at contract value for purposes of the net assets available for benefits.

7.	Kellogg Company Master Trust

The Plan has an interest in the net assets held in the Master Trust in which interests are determined on the basis of cumulative funds specifically contributed on behalf of the Plan adjusted for an allocation of income. Such income allocation is based on the Plan’s funds available for investment during the year.

Kellogg Company

Pringles Savings and Investment Plan

Notes to Financial Statements

Years Ended December 31, 2014 and 2013

Kellogg Company Master Trust net assets at December 31, 2014 and 2013 and the changes in net assets for the years ended December 31, 2014 and 2013 are as follows:

Kellogg Company Master Trust

Schedule of Net Assets of Master Trust Investment Accounts

	2014	2013
General Investments at fair value
Money Market Funds	$14,873,171	$10,081,849
Common Stock - Kellogg Company	135,269,388	130,845,956
Commingled Funds/Collective trusts	458,865,799	410,537,575
Mutual Funds	778,913,212	741,954,977
Guaranteed Investment Contracts	594,822,086	639,349,052

Total general investments	1,982,743,656	1,932,769,409

Receivables for securities sold	1,281,843	8,183,873
Other receivables	223,712	214,700

Total assets	1,984,249,211	1,941,167,982

Payable for securities purchased	(5,117,183)	(18,867,616)
Other payables	(1,639,019)	(423,726)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(9,989,013)	(8,130,692)

Net Assets	$1,967,503,996	$1,913,745,948

Percentage interest held by the Plan	1.1%	0.5%

Kellogg Company Master Trust Schedule of Changes in Net Assets of Master Trust Investment Accounts

	2014	2013
Earnings on investments
Interest	$17,972,933	$12,189,722
Dividends	12,226,397	14,575,498
Net appreciation in fair value of investments
Common Stock - Kellogg Company	9,827,164	11,838,704
Commingled Funds/Collective Trusts	50,928,846	105,046,829
Mutual Funds	9,393,279	117,524,225

Net appreciation	70,149,289	234,409,758

Total additions	100,348,619	261,174,978
Net transfer of assets out of investment account	(45,356,913)	(25,714,089)
Fees and commissions	(1,233,658)	(1,764,548)

Total distributions	(46,590,571)	(27,478,637)

Net change in net assets	53,758,048	233,696,341
Net assets
Beginning of year	1,913,745,948	1,680,049,607

End of year	$1,967,503,996	$1,913,745,948

Supplemental Schedules

Kellogg Company

Pringles Savings and Investment Plan

Schedule G, Part III – Schedule of Nonexempt Transactions

For the year ended December 31, 2014

(a) Identity of party involved	(b) Relationship to plan, employer, or other party in interest	(c) Description of transactions, including maturity date, rate of interest, collateral, and par or maturity value	(d) Purchase price	(e) Selling price	(f) Lease rental	(g) Expenses incurred in connection with transaction	(h) Cost of asset	(i) Current value of asset	(j) Net gain (or loss) on each transaction

Kellogg Company	Plan Sponsor	Ineligible plan expense for Keebler Company Bakery, Confectionery, Tobacco Workers and Grain Millers, Local 70, International Union, AFL-CIO 11/25/2014 for payment of audit fees. Estimated net gain/(loss) as of December 31, 2014.					$6,167		$18

Kellogg Company

Pringles Savings and Investment Plan

Schedule H, line 4i – Schedule of Assets (Held at End of Year)

December 31, 2014

(a)	(b)	(c)	(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value

	Plan’s interest in Master Trust at fair value		$20,774,085

	* Participants	Loans, interest 4.25%, with due dates at various times through December 20, 2019.	$674,273

	* Parties-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

KELLOGG COMPANY PRINGLES SAVINGS AND INVESTMENT PLAN

Date: June 29, 2015	By:	/s/ Ronald L. Dissinger
	Name:	Ronald L. Dissinger
	Title:	Senior Vice President and Chief Financial Officer, Kellogg Company

EXHIBIT INDEX

Exhibit Number	Document

23.1	Consent of Independent Registered Public Accounting Firm